NO ACT

DC
3-22-10

Act: 1934
Section: 15d
Rule:
Public Availability: 3/24/2010



10010799

March 24, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Harrington West Financial Group Inc.
Incoming letter dated March 22, 2010

Based on the facts presented, the Division will not object if Harrington stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2009. In reaching this position, we note that Harrington has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Harrington will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman
Special Counsel


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2010

Mail Stop 4561

Kenneth E. Moore
Stuart Moore Attorneys at Law
641 Higuera Street, Suite 302
San Luis Obispo, California 93401

Re: Harrington West Financial Group Inc

Dear Mr. Moore:

In regard to your letter of March 22, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

JOHN F. STUART
KENNETH E. MOORE

OF COUNSEL
BARNET REITNER

ASSOCIATES
RYAN J. BARNCASTLE
ALAN P. SMITH

STUART MOORE
ATTORNEYS AT LAW

Securities Exchange Act, Sections 15(d) and 12(h), and Rule 12h-3

March 22, 2010

VIA E-MAIL & OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
E-mail: cfletters@sec.gov

**Re: Harrington West Financial Group Inc.
Commission File No. 000-50066**

Ladies and Gentlemen:

On behalf of Harrington West Financial Group Inc., a Delaware corporation ("Harrington" or the "Company"), we are writing to request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") confirm that it concurs in Harrington's view that the automatic updating of its registration statements on Form S-8 during the fiscal year ending December 31, 2009, pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), will not preclude Harrington from using Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend Harrington's obligation to file current and periodic reports under Section 13(a) and 15(d) of the Exchange Act, for the 2009 fiscal year.

Background

Harrington is a Unitary Thrift Holding Company with its principle place of business in California, and has been a reporting company under the Exchange Act since 2002. Harrington is current in all of its reports through the date of this correspondence. Harrington's fiscal year ends on December 31.

Harrington has the following outstanding debt and equity securities:

1. 7,364,089 common stock, par value $0.01 per share (the "Common Shares");
2. Options to purchase 864,165 Common Shares (the "Options");
3. 57,000 Series A Non-Cumulative Convertible Perpetual Preferred Stock (the "Preferred Shares"); and
4. An aggregate of $25,774,000 in Junior Subordinated Debentures associated with two tranches of Trust Preferred Securities issued by subsidiary business trusts of Harrington (the "Debentures").

From November 6, 2002 until December 4, 2009, the Company's Common Shares were traded on the NASDAQ Stock Market ("Nasdaq"). As a result of its trading on Nasdaq, since November 1, 2002, the Company's Common Shares were registered under Section 12(g) of the Exchange Act. In 2006, shares that were traded on Nasdaq and originally registered under Section 12(g) of the Exchange Act automatically became registered under Section 12(b) of the Exchange Act. Currently, there are 95 record holders of the Common Shares with approximately 47% of the Common Shares held by insiders or affiliates of Harrington. The Common Shares did not at any time trade on any other national securities exchange.

The Options are held by 46 persons. Six Option holders are former employees with Options for approximately 90,000 Common Shares. All other holders are either members of the Board or existing employees of Harrington.

There are 14 record holders of the Preferred Shares, seven of which are current employees or directors of Harrington, and all of which are also holders of Common Shares.

The Debentures were issued in two transactions exempt from registration under the '33 Act under Section 4(2) and are held by two business trusts which are non-consolidated subsidiaries of Harrington. Neither the two indentures related to the Debentures nor any document related thereto require the Company to submit, provide, or file reports under the Exchange Act with the Commission or the indenture trustee, and Harrington will not do so on a voluntary basis or otherwise.

The Company has no other outstanding equity or debt securities other than the Debentures, Common Shares, Options and the Preferred Shares. Other than the Common Shares, Harrington has no other classes of equity or debt that are, or are required to be, registered under Section 12 or subject to reporting obligations under Section 15(d) of the Exchange Act.

On November 24, 2009, Harrington notified Nasdaq of its intent to voluntarily delist the Common Shares on Nasdaq and issued a press release the same day announcing its intent to delist the Common shares. Ten days later, on December 4, 2009, Harrington filed an application on Form 25 with the Commission to notify the Commission of its withdrawal of its Common Shares from listing on Nasdaq and to withdraw the Common Shares from registration under Section 12(b) of the Exchange Act pursuant to Rule 12d2-2(b) thereunder. Ten (10) days after filing the Form 25 with the Commission, or December 14, 2009, Harrington's duty to file reports under Section 13(a) of the Exchange Act solely because of the registration of its Common Shares under Section 12(b) was suspended pursuant to Rule 12d2-2(d)(5).

However, upon the suspension of Harrington's reporting obligation under Rule 12(b), its reporting obligations under Section 12(g) of the Exchange Act were revived automatically. Harrington intends to deregister its Common Shares under Section 12(g) of the Exchange Act by filing a Form 15 to suspend its duty to file reports under Section 12(g) of the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of the Company's Common Shares under Section 12(g) of the Exchange Act is expected 90 days after the Company files and certifies on Form 15 that each class of securities is held of record by fewer than 300 persons. However, under Rule 12g-4(b), Harrington's duty to file any reports under Section 13(a) of the Exchange Act solely because of the registration of its Common Shares under Section 12(g) of the Exchange Act is suspended immediately upon the Company's filing of the certification on Form 15. Thus, as a result of filing Form 15, including the certification that the Company has less than 300 shareholders, the Company's reporting obligation under Section 12(g) will be immediately suspended.

Such suspension of reporting obligations under Section 12(g) will automatically revive Harrington's filing obligation under 15(d) because Harrington had two S-8 registration statements on file during 2009. The Company intends to suspend its duty to file reports under Section 15(d) of the Exchange Act pursuant to Rule 12h-3. Under Rule 12h-3, an issuer can suspend its reporting obligations under Section 15(d) by filing a Form 15. However, Rule 12h-3(c) disallows the suspension for any class of securities for a fiscal year in which a registration statement relating to that class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings. As such, the S-8 registration statements referenced below were automatically updated in this fiscal year for the purposes of Section 10(a)(3) of the Securities Act as a result of the Company's Annual Report on Form 10-K filings.

Notwithstanding the suspension of the Company's reporting obligation pursuant to Rule 12g-4(b), absent the relief requested herein, Section 15(d) of the Exchange Act would continue to require the Company to file reports for the remainder of fiscal year 2009 because the Company's two S-8 registration statements were automatically updated upon filing of its latest Annual Report on Form 10-K on March 31, 2009.

Harrington has filed all required reports for fiscal years 2006 through 2009, and 2010 to date, and will continue to comply with the Exchange Act reporting requirements until it files Form 15 and is able to terminate or suspend its reporting obligations under both 12(g) and 15(d) of the Exchange Act. Its next periodic report would be Harrington's Annual Report on Form 10-K, due March 31, 2010.

As of the date of this letter, the Company satisfies the requirements of Rule 12h-3(a) and (b) because (i) there are 95 holders of record of the Common Shares, and (ii) the Company has filed all the reports required by Rule 12h-3(a), including the filing of all reports required by the Exchange Act for the years 2006, 2007, 2008, 2009, and 2010 (year to date). However, as referenced above, Rule 12h-3(c) states that Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through a company's Annual Report on Form 10-K filings. In the absence of Rule 12h-3(c), upon the suspension of the Company's reporting obligations under Section 12(g) of the Exchange Act, the Company would qualify for the suspension of its Section 15(d) reporting obligations pursuant to Rule 12h-3.

Registration Statements

In Harrington's fiscal year ended December 31, 2009, it had on file with the Commission two registrations statements which were effective under the Securities Act and under which securities remained available for issuance.

1. Form S-8 *(File No. 333-104343, Filed April 7, 2003, Effective April 7, 2003).* This registration statement registered 900,000 Shares. The shares were registered pursuant to the Company's 1996 Stock Option Plan; and

2. Form S-8 *(File No. 333-127275, Filed August 5, 2005, effective August 5, 2005).* This registration statement registered 536,385 shares. The shares were registered pursuant to the Company's 2005 Equity Based Compensation Plan.

Each of the foregoing Form S-8 registration statements was declared or became effective prior to January 1, 2009, but were automatically updated during 2009 for purposes of Section 10(a)(3) of the Securities Act. Harrington did not file any securities act registration statements in 2009. Further, other than the above-referenced two (2) Form S-8 registration statements, Harrington did not have registration statements filed under the Securities Act which had unsold securities at the time of filing its Form 10-K for 2008.

On December 4, 2009, Harrington filed post-effective amendments to both S-8 registration statements to remove from registration all shares not yet issued. The post-effective amendments were declared effective on the same date as they were filed. No shares were issued under either S-8 in 2009, thus there are no shareholders in the class that would benefit from the filing of a Form 10-K for the year ended December 31, 2009, caused by the automatic updating of the S-8 registration statements. Rule 701 of the Securities Act permits an issuer to offer and sell securities pursuant to its employee stock incentive plans in compliance with Rule 701 once the issuer terminates its reporting status. (NewCity Communications, Inc., available October 6, 1988). Any future issuance of Common Shares upon exercise of Options will be made in accordance with Rule 701.

Discussion

The Company Meets the Requirements of 12g-4(a)

Rule 12g-4(a) under the Exchange Act provides that an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfies the requirements of Rule 12g-4(a), the Company is eligible to deregister its Common Shares under Section 12(g) of the Exchange Act.

The Company Meets the Requirements of 12h-3(a) and 12h-4(b).

Rule 12h-3(a) under the Exchange Act provides that, subject to the provisions of paragraphs (c) and (d) of the rule, an issuer's duty under Section 15(d) of the Exchange Act to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15, if the issuer has filed all reports required by Section 13(a) of the Exchange Act for its most recent three fiscal years and the portion of the current year preceding the date of the filing. Harrington has filed all required reports under Section 13(a) of the Exchange Act for the period specified in Rule 12h-3(a), and its Common Shares meet the criteria set forth in Rule 12h-3(b), in that the Common Shares are held of record by less than 300 shareholders.

Exclusion of Holders of Options and Preferred Stock from Calculation of Security Holders under Rule 12h-3 is Appropriate.

We believe it is correct to exclude the holders of record of both the Options and Preferred Shares from the calculation of the number of holders of record of the Common Shares.

In the release adopting exemptions provided by Rule 12h-1(f) and Rule 12h-1(g), the SEC stated that "stock options, including stock options issued to employees under stock option plans, are a separate class of equity security for purposes of the Exchange Act." Exchange Act Release No. 34-56887, December 3, 1997. Accordingly, it is appropriate to treat the stock options as a separate equity and not include the holders of Options in the count of record holders of the Common Shares. Moreover, there is no active trading market for the Options, and the Options are subject to significant restrictions on transfer. Equally as important, as stated above all but six of the forty-six option holders are current employees or directors of Harrington.

The exclusion of the holders of the Preferred Shares is likewise appropriate. As discussed above, there are only 14 record holders of the Preferred Shares, seven of which are current employees or directors of Harrington, and all of which are also holders of Common Shares. If the Preferred Shares were to be treated as converted into Common Shares for purposes of determining the number of record holders of the Common Shares, there would be no effect on the number of record holders since all Preferred Shares are held by holders of Common Shares. As with the Options, there is no active market for the Preferred Shares, such shares are subject to limitations on transfer, and there is no reasonable likelihood of an active market for the Preferred Shares ever developing.

Finally, even if you were to include each of the record holders of Options and Preferred Shares (a total of 60 persons, many of whom also are holders of Common Shares) as record holders of Common Shares, there would be no effect on the analysis under Rule 12h-3 because Harrington would then have only 155 record holders. Even counting all of the holders of the Options and Preferred Shares Harrington has far fewer than 300 record shareholder threshold under Rule 12h-3.

A Literal Reading of Rule 12h-3(c) Would Preclude the Relief Provided Under 12h-3.

However, Rule 12h-3(c) provides that the relief provided under Rule 12h-3 is inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act[1]. As such, a literal interpretation of Rule 12h-3(c) would prevent Harrington from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the Company's latest Annual Report on Form 10-K had the technical effect of updating the registration statements described above for purposes of Section 10(a)(3).

Granting the Company Relief By Waiving Rule 12h-3(c) Will Not Undermine the Purpose of Section 15(d)

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). *See also* DATATRAK International, Inc. (available August 12, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); SunCom Wireless Holdings, Inc. (available February 29, 2008); RARE Hospitality International, Inc. (available January 22, 2008); International Securities Exchange, Inc. (available January 3, 2008); Mail.com Business Messaging Services, Inc. (available March 27, 2000).

Harrington submits that if Rule 12h-3(c)'s purpose is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, requiring the Company to continue to report would not further that purpose since no one has used the subject registration statements during fiscal year 2009.

The Benefits of Periodic Reporting Do Not Outweigh the Filing Burdens.

Relief should also be granted to the Company because the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities are held be a small number of persons (less than 300 holders of each class). In its Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number

[1] Section 10(a)(3) provides that "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than 16 months prior to such use so far as such information is known to user of such prospectus or can be furnished by such user without unreasonable effort or expense."

of public stockholders are involved. *See e.g.,* DATATRAK International, Inc. (available August 12, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

Harrington had a previous contractual obligation to Concordia Financial Services Fund L.P. ("Concordia") whereby pursuant to Section 5.10 of the Stock Purchase Agreement dated September 26, 2008, Harrington has the obligation to file reports under the Exchange Act until December 2012. Harrington has sought and received a waiver of this obligation from Concordia and an amendment to the Stock Purchase Agreement on November 20, 2009. As such, Harrington no longer has any contractual obligation to continue filling reports pursuant to the Exchange Act since the date of the Waiver and Amendment. This Waiver and Amendment by the one shareholder that had a contractual right to require Harrington to remain under the Exchange Act filing regime is an indication that at least one of Harrington's shareholders does not oppose the cessation of Exchange Act reporting.

The continued preparation of periodic reports would impose a financial burden on Harrington and would involve significant management efforts. Such burdens and efforts are disproportionate to the number of record holders who are not employees, directors or affiliates of the Company, and disproportionate to the benefits to be derived given the recent delisting of the Common Shares and resulting limited trading activity, as well as the Company's current financial difficulties.

Prior No-Action Relief Granted With Respect to Rule 12h-3(c).

The Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See e.g.,* DATATRAK International, Inc. (available August 12, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment, Inc. (available June 13, 2008); International Securities Exchange (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007); WaveRider Communications, Inc. (available March 31, 2006); Planet Technologies, Inc. (available February 7, 1988). Furthermore, the Staff has also concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See e.g.,* DATATRAK International, Inc. (available August 12, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Bausch & Lomb Incorporated (available November 6, 2007); Summit Bank Corporation (available March 15, 2007).

Acknowledgement of Potential for Lapse of Suspension Under 15(d).

Harrington acknowledges that on the first day of any subsequent fiscal year in which the number of record shareholders of its Common Stock exceeds 300, the suspension of reporting obligations under Section 15(d) will lapse and Harrington will be required to resume periodic and current reporting under Section 15(d) as provided in Rule 12-h(3).

Conclusion

For the foregoing reasons, it is respectfully requested that the Staff confirm that it concurs with the Company's view that the automatic Section 10(a)(3) update of the Company's registration statements on Form S-8 during the fiscal year ending December 31, 2009, will not preclude the Company from using Rule 12h-3 under the Exchange Act to suspend the Company's obligation to file current and periodic reports under Section 15(d) of the Exchange Act, for the fiscal year in which the Company's registration statements either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act, including the suspension of its duty to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification requesting simultaneously (a) the termination of the registration of its Common Shares under Section 12(g) of the Exchange Act and (b) the suspension of its obligations to file periodic and current reports under Section 15(d) of the Exchange Act.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff before it issues a written response to this letter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by email.

If you have any questions or require additional information please contact Kenneth E. Moore (ken@stuartmoorelaw.com, (805) 545-8590) or my partner, John F. Stuart (john@stuartmoorelaw.com, (805) 545-8590).

Very truly yours,



Kenneth E. Moore
of STUART | MOORE
ken@stuartmoorelaw.com

KEM:lw